CONSENT of AUTHOR

Douglas Reddy, P. Geo.

Endeavour Financial

Three Bentall Centre

595 Burrard Street - Suite 3123

Vancouver, BC, Canada  V7X 1J1

Tel: (604) 685-4554; Fax: (604) 685-4558

dreddy@endeavourfinancial.com

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

Nunavut Legal Registry

Officer of the Administrator, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Registrar of Securities, Government of the Yukon Territories

Securities Registry, Government of the Northwest Territories

AND TO:  Nevsun Resources Ltd.

I, Douglas Reddy, do hereby consent to the filing of the technical report prepared for Nevsun Resources Ltd. titled “43-101 Technical Report on Feasibility Assessment, Bisha Property, Gash-Barka District, Eritrea” and dated 15 November 2006 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report and/or excerpts thereof and/or information therein by Nevsun Resources Ltd. on its company website or in company documentation.

I confirm that I have read the written disclosures by Nevsun Resources Ltd. entitled “Bisha Reserve Announcement” filed on October 5, 2006, and “Bisha Feasibility Study Announcement” filed on October 12, 2006, and that they fairly and accurately represent the information in the technical report that supports the disclosures.

Dated at Vancouver, British Columbia, Canada, this 15th day of November 2006.

“Signed and sealed”

Douglas Reddy, P.Geo.